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                                                                    EXHIBIT 99.1

SIFY Announces Strategic Investment in and Partnership with CricInfo

www.cricinfo.com to reside on www.satyamonline.com

NEW DELHI, India--(BUSINESS WIRE)--June 5, 2000--Satyam Infoway Limited (Nasdaq:SIFY - news), India's premier internet and eCommerce company, announced
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today acquisition of a stake in and strategic partnership with CricInfo Limited,
London, owners of www.cricinfo.com, the most popular cricket site in the world
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which currently generates upto 95 million page views per month.

CricInfo's global operation encompasses all things cricket-related and is cross-media, international and cross-platform. www.cricinfo.com is the world's most popular cricket web site and has recorded 591 million page views in 1999. CricInfo enjoys a strong revenue base from advertising and e-commerce.

Under the deal, SIFY would acquire 25% stake in CricInfo Limited by issuing $37.5m worth of ADSs in an all stock deal. $21.5m would go to all existing seed investors selling equity stake to SIFY. $16.0m would go into the company towards subscription of fresh equity. Under the strategic partnership, www.cricinfo.com's India centric site would reside in SIFY's portal www.satyamonline.com under a revenue sharing arrangement. SIFY would get 20% of
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the top line revenue (15% for first two years) from advertising and a 30% share in the net earnings from e-commerce from India and from overseas Indians in www.cricinfo.com

Mr. R. Ramaraj, CEO and Managing Director of SIFY, said, "Cricket is a game that evokes strong passion amongst Indians. The online community that uses SIFY's portal www.satyamonline.com expects and deserves a high quality cricket content. This acquisition and partnership enhances SIFY's existing strength and cricket lovers who use satyamonline.com can now look forward to a very enriching and entertaining experience".

Dr. Simon King, CEO of CricInfo, said, "CricInfo is a highly focused cricket media business, which is active throughout the global cricket economy. Now, by working with Satyam Infoway we will boost our existing operations, further expand our coverage and content, and exploit our dominant position through sales, marketing and e-commerce activity worldwide."

About SIFY

SIFY is the largest private provider of Internet access and Internet services to consumers and businesses in India. As of end of April 2000, SIFY has more than 160,000 consumer Internet subscribers. The Company's network presently serves 43 locations, covering approximately 220 cities throughout India. SIFY's products include consumer Internet access services, on-line portal and content offerings and corporate network and technology services. SIFY's portal, www.satyamonline.com, is India's leading portal with services in areas such as travel, finance, health and shopping in addition to e-mail, chat and search. Over 500 corporations use SIFY's business-to-business products and services. UUNet Technologies, Sterling Commerce and Open Market are some of SIFY's strategic partners. SIFY is presently the only Indian Internet Company to be listed in Nasdaq.

About CricInfo Limited

CricInfo Limited is the world's leading digital cricket publisher. CricInfo's web site, www.cricinfo.com, is the most popular cricket site in the world and is among the Internet's most popular sports sites, estimated to reach more than fifteen million fans in 180 countries. The site generated 591 million page views during 1999, and recorded 95,536,300 page impressions during March 2000 alone. CricInfo has its Head Office in the UK, with regional offices in Australia, New Zealand, India, Pakistan, Sri Lanka, South Africa, the UK and Zimbabwe. CricInfo works with cricket boards and cricket organisations, blue chip companies and the media to deliver cricket content for a wide range of different platforms. It currently produces official sites for five of the nine Test-playing countries, and for a number of domestic teams worldwide.
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This press release includes forward looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in Satyam Infoway's Report on Form 6-K for the quarter ended December 31, 1999 which has been filed with the Securities and Exchange Commission. This report is available at www.sec.gov.
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Contact:

     Satyam Infoway Ltd.
     Mr. R. Ramaraj
     Mr. George Zacharias
     Mr. T. R. Santhanakrishnan
     *  91/ 44/ 438 3221
       or
     CricInfo Ltd.
     Dr. Simon King
     Mr. Graham Mckachnie
     +44/1249 700733
     prcgg@cricinfo.com
     www.cricinfo.com